

February 10, 2017

Mail Stop 4631

<u>Via E-mail</u>
Mr. Aaron Pearce
Chief Financial Officer
Brady Corporation
6555 West Good Hope Rd
Milwaukee, WI. 53223

      Re: **Brady Corporation**
              Form 10-K for Fiscal Year Ended July 31, 2016
              Filed September 15, 2016
              File No. 001-14959

Dear Mr. Pearce:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended July 31, 2016</u>

<u>Item 11. Executive Compensation, page 70</u>

1. In future filings, for each of your named executive officers, please disclose the elements of individual performance or contributions taken into account in determining the actual individual performance multiplier used in the calculation of the annual incentive compensation paid. See Item 402(b)(2)(vii) of Regulation S-K.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Tracey Houser, at (202) 551-3736 or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345, or in her absence, Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction